CALENERGY COMPANY, INC.
401(k) SAVINGS PLAN
Financial Statements, Supplemental Schedules for the Years Ended December 31, 1996 and 1995 and Independent Auditors' Report

CALENERGY COMPANY, INC. 401(K) SAVINGS PLAN
TABLE OF CONTENTS
                                                                     	Page
Independent Auditors' Report	                                         1
Financial Statements:
	Statements of Net Assets Available for Benefits as of
December 31, 1996 and 1995	                                           2-3
	Statements of Changes in Net Assets Available for Benefits for the
	Years Ended December 31, 1996 and 1995	                              4-5
	Notes to Financial Statements	                                       6-8
Supplemental Schedules:
	Item 27a - Schedule of Assets Held for Investment
Purposes at December 31, 1996	                                        9
	Item 27d - Schedule of Reportable Transactions for the
Year Ended December 31, 1996	                                         10
Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.

Exhibit I - Independent Auditors' Consent	                            11






INDEPENDENT AUDITORS' REPORT
To the Trustees of CalEnergy Company, Inc.
  401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of CalEnergy Company, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Omaha, Nebraska
May 23, 1997




	CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN

	STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	DECEMBER 31, 1996

			Supplemental Information by Fund

                                                   Dreyfus   Dreyfus            New England
                                         Capital   Capital     New   Dreyfus    Guaranteed
                                      Preservation  Value    Leaders   GNMA      Investment
ASSETS                         Total      Fund      Fund      Fund     Fund         Fund
INVESTMENTS, at fair value:
  Capital
   Preservation Fund    $3,965,776$3,965,776 $    -  $      -  $     -  $     - $      -
  Dreyfus Capital
   Value Fund              590,229       -    590,229       -        -        -        -
  Dreyfus New
   Leaders Fund          7,590,567       -        -   7,590,567      -        -        -
  Dreyfus GNMA Fund      2,756,684       -        -         -  2,756,684      -        -
  Loan Fund              1,523,623       -        -         -        -        -  1,523,623
  CalEnergy Stock        5,535,919       -        -         -        -        -        -
  Money Market Fund         30,046    17,800      -          18      -        -        -
  New England
   Guaranteed
   Investment Fund         800,191       -        -         -        -    800,191      -
  Dreyfus Strategic
   Income                   36,926       -        -         -        -        -        -
  Dreyfus
   Disciplined Stock
    Fund                   918,447       -        -         -        -        -        -
  Dreyfus Apprecation
    Fund                   346,410       -        -         -        -        -        -

  Total investments     24,094,818 3,983,576  590,229 7,590,585 2,756,684 800,191 1,523,623

CONTRIBUTIONS
  RECEIVABLE:
    Employer               188,642    34,638      -      75,660    20,321     -        -
    Employee                94,110    20,043      -      36,168    10,997     -        -

 Total contributions
    receivable             282,752    54,681      -     111,828    31,318     -        -

NET ASSETS AVAILABLE
 FOR BENEFITS          $24,377,570$4,038,257 $590,229$7,702,413$2,788,002$800,191$1,523,623

Statement of Net Assets Available for Benefits (Continued)

                                                         Dreyfus
                                              Dreyfus Disciplined   Dreyfus
                           Loan   CalEnergy  Strategic   Stock    Appreciation
ASSETS                     Fund     Stock     Income     Fund         Fund
INVESTMENTS,
at fair value:
Capital Preservation
  Fund                $     -     $    -     $     -     $     -     $     -
Dreyfus Capital
  Value Fund                -          -           -           -           -
Dreyfus New Leaders
  Fund                      -          -           -           -           -
Dreyfus GNMA Fund           -          -           -           -           -
Loan Fund              1,523,623       -           -           -           -
CalEnergy Stock             -      5,535,919       -           -           -
Money Market Fund           -         12,161       -            12          55
New England Guaranteed
  Investment Fund           -          -           -           -           -
Dreyfus Strategic Fund      -          -        36,926         -           -
Dreyfus Disciplined
  Stock Fund                -          -           -       918,447         -
Dreyfus Appreciation
  Fund                      -          -           -           -       346,410

   Total investments  1,523,623    5,548,080    36,926     918,459     346,465

CONTRIBUTIONS
 RECEIVABLE
  Employer                  -         41,619       892       6,844       8,668
  Employee                  -         19,763       542       2,764       3,833

  Total contributions
    receivable              -         61,382     1,434       9,608      12,501

NET ASSETS AVAILABLE
  FOR BENEFITS       $1,523,623   $5,609,462   $38,360    $928,067    $358,966

The accompanying notes are an integral part of the financial statements.



CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995

                                          	Supplemental Information by Fund

                                                 	 Dreyfus	   Dreyfus        	 New England
                                      	  Capital  	Capital 	    New	   Dreyfus	 Guaranteed
                                     	Preservation 	Value	    Leaders	   GNMA	  Investment	  Loan	    CalEnergy
ASSETS	                       Total	      Fund	      Fund	     Fund 	    Fund	     Fund	     Fund	      Stock
INVESTMENTS, at fair value:
Capital Preservation Fund $ 3,676,194 $ 3,676,194  $    -  	$      -	 $      -	  $    -	  $      -	  $      -
Dreyfus Capital Value Fund   	680,191	        -	    680,191	       -	        -	       -	         -	         -
Dreyfus New Leaders Fund	   4,634,493	        -	        -	   4,634,493	      -	       -	         -          -
Dreyfus GNMA Fund	          2,664,892	        -	        -	         -	  2,664,892	     -	         -          -
CalEnergy Stock	            2,720,153	        -	        -	         -	        -	       -          -    2,720,153
Money Market Fund	             22,338	      1,551	      -	         -	        -	       -	         -	      20,787
New England Guaranteed
Investment Fund	              764,622	        -	        -	         -	        -	   764,622	       -	         -
Loans to participants	      1,164,968	        -	        -	         -	        -	       -	   1,164,968	       -

 Total investments	        16,327,851	  3,677,745	  680,191	 4,634,493	2,664,892	 764,622	 1,164,968  2,740,940

CONTRIBUTIONS RECEIVABLE:
Employer	                     172,246	     39,698	11,031	61,677	25,519	-	-	34,321
Employee	                      80,902	     18,333	6,717	27,497	12,037	-	-	16,318
 Total contributions
 receivable                  	253,148	     58,031	17,748	89,174	37,556	-	-	50,639

NET ASSETS AVAILABLE
FOR BENEFITS             	$16,580,999 	$3,735,776	$697,939	$4,723,667	$2,702,448	$764,622	$1,164,968 $2,791,579

The accompanying notes are an integral part of the financial statements.



CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996

                                                      Supplemental Information by Fund
                                                 Dreyfus    Dreyfus            New England
                                       Capital   Capital      New     Dreyfus  Guaranteed
                                    Preservation  Value     Leaders     GNMA   Investment
                            Total       Fund       Fund       Fund      Fund      Fund
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment Income:
   Interest            $   384,959  $  214,522  $    -    $   12,315  $      -   $ 35,569
   Dividend income         786,843         189    35,545     520,210     166,792      -
   Net appreciation (depreciation)
     in the fair value of
     investments         2,444,956         -     (74,146)    415,476     (53,702)     -
   Net investment income 3,616,758     214,711   (38,601)    948,001     113,090   35,569

Contributions:
   Employer              1,067,142     216,504    54,462     407,741     149,427      -
   Employee              2,531,202     518,477   136,949     959,108     359,584      -
   Rollovers             2,097,877      68,708     3,995   1,019,270     137,118      -
     Total contributions 5,696,221     803,689   195,406   2,386,119     646,129      -

     Total additions     9,312,979   1,018,400   156,805   3,334,120     759,219   35,569

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO:
  Distributions to terminated
   participants         (1,516,408)   (455,486)  (75,924)   (414,302)   (246,237)     -

NET TRANSFERS AMONG
  FUNDS                        -      (260,433) (188,591)     58,928    (427,428)     -

NET INCREASE (DECREASE)  7,796,571     302,481  (107,710)  2,978,746      85,554   35,569

NET ASSETS AVAILABLE
 FOR BENEFITS,
 Beginning of the Year  16,580,999   3,735,776   697,939   4,723,667   2,702,448  764,622

NET ASSETS AVAILABLE
 FOR BENEFITS,
 End of the Year       $24,377,570  $4,038,257  $590,229  $7,702,413  $2,788,002 $800,191


Statement of Changes in Net Assets Available for Benefits, (Continued)

                                                                      Dreyfus
                                               Dreyfus   Disciplined Appreci-
                             Loan  CalEnergy  Strategic     Stock      ation
                             Fund    Stock     Income       Fund       Fund

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment Income:
   Interest              $  120,577 $    1,976 $   -    $    -    $    -
   Dividend income              -          -       241    60,626     3,240
   Net appreciation
    (depreciation) in
    the fair value of
    investments                 -    2,177,781     127   (21,458)      878
     Net investment income  120,577  2,179,757     368    39,168     4,118

  Contributions:
    Employer                    -      222,604     892     6,844     8,668
    Employee                    -      529,522   1,973     9,492    16,097
    Rollovers                67,312     35,138     -     766,336       -
     Total Contributions     67,312    787,264   2,865   782,672    24,765

     Total additions        187,889  2,967,021   3,233   821,840    28,883

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
   Distributions to terminated
    participants           (93,423)  (231,036)    -         -         -

NET TRANSFERS AMONG FUNDS  264,189     81,898   35,127   106,227   330,083

NET INCREASE (DECREASE)    358,655  2,817,883   38,360   928,067   358,966

NET ASSETS AVAILABLE
  FOR BENEFITS,
 Beginning of the Year   1,164,968  2,791,579      -         -         -

NET ASSETS AVAILABLE
  FOR BENEFITS,
 End of the Year        $1,523,623 $5,609,462  $38,360 $928,067  $358,966

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS


CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995

                                             	Supplemental Information by Fund
                                                     Dreyfus   Dreyfus              New England
                                            Capital   Capital    New       Dreyfus  Guaranteed
                                         Preservation  Value   Leaders       GNMA   Investment      Loan       CalEnergy
                                  Total      Fund       Fund     Fund        Fund      Fund         Fund         Stock
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment Income:
  Interest                  $   408,089  $  104,577  $    -   $  214,304  $      -    $ 33,993  $   54,256  $      959
  Dividend income               281,805         -      28,596    152,054     101,155       -           -           -
  Net appreciation
   (depreciation) in the
   fair value of investments  1,235,421         -     (47,907)   638,789     163,001       -           -       481,538

   Net investment income      1,925,315     104,577   (19,311) 1,005,147     264,156    33,993      54,526     482,497

Contributions:
  Employer                      902,480     210,625    70,011    298,933     131,796       -           -       191,115
  Employee                    2,083,916     462,100   177,392    686,744     296,788       -           -       460,892
  Rollovers                   7,542,782   2,956,637       463  2,593,023   1,948,859       -           -        43,800

   Total contributions       10,529,178   3,629,362   247,866  3,578,700   2,377,443       -           -       695,807

Total additions              12,454,493   3,733,939   228,555  4,583,847   2,641,599    33,993      54,256   1,178,304

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO:
  Distributions to
   terminated participants   (2,370,692)   (833,777)  (12,452)  (845,519)    (544,826)      -       (39,222)   (94,896)

NET TRANSFERS AMONG
  FUNDS                             -       (13,768) (103,564)  (315,197)    (176,001)      -       572,881     35,649

NET INCREASE                 10,083,801   2,886,394   112,539  3,423,131    1,920,772    33,993     587,915   1,119,057

NET ASSETS AVAILABLE
  FOR BENEFITS,
  Beginning of the Year       6,497,198     849,382   585,400  1,300,536      781,676   730,629     577,053   1,672,522

NET ASSETS AVAILABLE
  FOR BENEFITS,
  End of the Year           $16,580,999  $3,735,776  $697,939 $4,723,667   $2,702,448  $764,622  $1,164,968  $2,791,579

The accompanying notes are an integral part of the financial statements

CALENERGY COMPANY, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995

1.	DESCRIPTION OF PLAN
The following description of the CalEnergy Company, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - On August 26, 1989, CalEnergy Company, Inc. (the "Company") established the Plan with an effective date retroactive to January 1, 1989. The Plan is a defined contribution plan covering all active employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Effective April 1, 1995, all of the assets, $7,198,773, of the Magma Power Company Retirement Savings Plan were merged into the Plan. Effective November 5, 1996, assets of $1,816,337 of the Falcon Seaboard Resources, Inc. 401(k) Profit Sharing Plan were merged into the Plan.
Trustee - The Dreyfus Trust Company ("Dreyfus") is the Plan Trustee and executes all investment transactions and recordkeeping. All investment transactions are determined based on the allocation of investments as directed by the participants.
Contributions - Participants may make salary deferrals up to a maximum of the lesser of 15% of the participant's eligible salary or $9,500 and $9,240 per year in 1996 and 1995, respectively.
The Company matches employee contributions at 100 percent of the first $1,000 of employees deferral up to a maximum of 10 percent of each participant's eligible earnings as defined and 30 percent of the amount above $1,000 up to 10 percent of each participant's eligible earnings as defined.
Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings (or losses). Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Vesting - Participants are immediately vested in their salary deferral contributions, the Company's matching contributions and net earnings thereon.
Payment of Benefits - Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the fair value of his or her account or maintain the account with the Plan until retirement. "Pre-'91 Accruals," as defined, may be payable in the form of non-transferable annuity contracts.

2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.
Investments - Investments are stated at fair value. The Company common stock is valued at the last published sales price at the end of the Plan year. The Dreyfus funds and the Capital Preservation Fund are valued at quoted market prices. The New England Guaranteed Investment Fund is valued at contract value which approximates estimated fair value. Participant loans are valued at cost which approximates fair value.
The CalEnergy stock fund includes a balance of 164,637 and 139,495 shares of the Company's common stock at December 31, 1996 and 1995, respectively. Net Appreciation (Depreciation) in the Fair Value of Investments - The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such amounts are based on the beginning of the year fair value, or cost if purchased during the year.
Administrative Expenses - All costs of Plan administration are paid by the Company.
Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, affected participants will receive all amounts credited to their accounts.

5.	LOANS TO PARTICIPANTS
Active participants may borrow from their vested account balances subject to certain limitations. These loans bear interest at the prime rate plus 1% (which is fixed at the inception of the loan) and maturities may not exceed five years. At December 31, 1996 and 1995, loans outstanding bear interest rates of 9.5% to 10.0%.

6.	RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by the Dreyfus Trust Company. The Dreyfus Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. In addition, transactions of the CalEnergy stock fund qualify as party-in-interest.

CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

Column A	Column B	                       Column C	        Column D   	Column E
                             		Description of Investment,
                         			   Including Collateral, Rate
	Identity of Issuer, Borrower, of Interest, Maturity Date,		           Current
  	Lessor, or Similar Party		    Par, or Maturity Value	     Cost	      Value

		LaSalle National Trust		  Capital Preservation Fund	  $ 3,965,776 $ 3,965,776

*	Dreyfus Corporation		     Capital Value Fund	             708,973 	   590,229

*	Dreyfus Corporation		     New Leaders Fund	             6,924,752   7,590,567

*	Dreyfus Corporation	     	GNMA Fund	                    2,738,147	  2,756,684

*	CalEnergy Company, Inc. 		CalEnergy Common Stock,
                        				164,637 shares	               3,159,463 	 5,535,919

*	Dreyfus Corporation		     Loan Fund	                          -     1,523,623

*	Dreyfus Corporation		     Money Market Fund	               30,046 	    30,046

		The New England		         Guaranteed Investment
                            Contract #5735-1, 5.35%,
                            maturity date 12/31/98	         766,408  	  766,408

		The New England		         Guaranteed Investment
                            Contract	#5735-2, 4.7%,
                            maturity date 12/31/99	          33,783 	    33,783

*	Dreyfus Corporation	 	    Strategic Income	                36,838 	    36,926

* Dreyfus Corporation	    	 Disciplined Stock Fund	         940,314     918,447

* Dreyfus Corporation		     Appreciation Fund	              345,532 	   346,410

 	Total investments			                                  $19,650,032 $24,094,818

* Party-in-interest.


CALENERGY COMPANY, INC. 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996

Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

    Column A             Column B       Column C Column D Column E Column F Column G

                                                                         Total        Total
                                                                       Dollar        Dollar
                                                 Number of  Number of  Value of      Value of      Net Gain
Identity of Party Involved Description of Asset Purchases      Sales  Purchases       Sales         (Loss)
* Dreyfus Corporation     Money Market Fund        357          89    $2,344,360    $2,338,990    $    -

* CalEnergy Company, Inc. Common Stock              49          18     1,460,376       731,414     254,244

* Dreyfus Corporation     New Leader Fund          150          71     3,624,728     1,109,213     161,574

* Dreyfus Corporation     GNMA Fund                 90         117     9,168,890       791,240      13,584

  LaSalle National Trust  Capital
                          Preservation Fund        113         125     1,603,609     1,303,899         -

* Dreyfus Corporation     Disciplined
                          Stock Fund                30           2       974,175        34,271         410

* Party-in-Interest.


                                                                    EXHIBIT I

INDEPENDENT AUDITORS' CONSENT
We consent to the incorporation by reference in Registration Statement No. 33-52147 on Form S-8 of CalEnergy Company, Inc. of our report dated May 23, 1997, appearing in this Annual Report on Form 11-K of CalEnergy Company, Inc. for the year ended December 31, 1996.
DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 30, 1997